Exhibit 2.5

THIS SUPPLEMENT TO THE SHAREHOLDERS AGREEMENT (hereinafter the “Supplement to the Shareholders Agreement”) is made July 5, 2004, by and between Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, a company limited by shares, incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 96.810.370-9, represented by Mr. Juan José Cueto Plaza, national identity card number 6.694.240-6, and by Mr. Enrique Miguel Cueto Plaza, national identity card number 6.694.239-2, all domiciled, for these purposes, at Avda. Presidente Riesco 5711, Suite 1604, borough of Las Condes, Santiago (hereinafter also “Inversiones Costa Verde CPA”); Inversiones Santa Cecilia S.A., a corporation incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 96.904.050-6, represented by Mr. Juan Luis Rivera Palma, national identity card number 8.514.511-8, and by Mr. Rafael Ariztía Correa, national identity card number 10.175.769-2, all domiciled, for these purposes, at Avda. Apoquindo 3000, 17th floor, borough of Las Condes, Santiago (hereinafter also “Inversiones Santa Cecilia”); and Axxion S.A., a corporation incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 90.818.000-3, represented by Mr. Juan Luis Rivera Palma, national identity card number 8.514.511-8, and by Mr. Rafael Ariztía Correa, national identity card number 10.175.769-2, all domiciled, for these purposes, at Avda. Apoquindo 3000, 17th floor, borough of Las Condes, Santiago (hereinafter also “Axxion”).

WHEREAS

A. Lan Chile S.A. (hereinafter also “Lan Chile”) is an open stock corporation incorporated and existing pursuant to the laws of the Republic of Chile, registered under number 306 in the Securities Registry of the Superintendency of Securities and Insurance. Its capital is divided into 318,909,090 common shares in one same series and it is managed by a nine-member board of directors.

B. Inversiones Costa Verde CPA owns 101,419,931 shares in Lan Chile, representing 31.80% of the equity capital. Inversiones Costa Verde Limitada and Juan José Cueto Plaza, Ignacio Cueto Plaza and Enrique Cueto Plaza (hereinafter also the “Cueto Group”) hold an interest in Lan Chile through Inversiones Costa Verde CPA.

C. Inversiones Santa Cecilia owns 19,596,727 shares in Lan Chile, representing 6.14% of the equity capital while Axxion is the owner of 65,827,874 shares in Lan Chile, representing 20.64% of the shares in Lan Chile. Bancard S.A. and Inversiones Bancorp

Limitada as well as Sebastián Piñera Echeñique, Magdalena María Piñera Morel, María Cecilia Piñera Morel, Sebastián Piñera Morel, Cristóbal Piñera Morel and Cecilia Morel Montes (hereinafter also the “Piñera Group”) hold an interest in Lan Chile through Inversiones Santa Cecilia and Axxion.

D. On even date herewith, Inversiones Costa Verde CPA, on the one hand, and, on the other, Inversiones Santa Cecilia and Axxion together (hereinafter all called the “Parties” and each a “Party”) have entered into a Joint Action Agreement (hereinafter also the “Joint Action Agreement”) whereby the Cueto Group and the Piñera Group regulated the exercise of their rights as shareholders in Lan Chile in order to ensure the election of five of the nine directors in the Company and thus control the same. The Joint Action Agreement encompasses 143,509,092 shares, equal to 45% of the shares in Lan Chile, which are distributed at the rate of 71,754,546 shares owned by Inversiones Costa Verde CPA, 5,926,672 shares owned by Inversiones Santa Cecilia and 65,827,874 shares owned by Axxion (hereinafter also the “Committed Shares”). “Committed Shares” shall be understood not only to be the one 143,509,092 shares indicated above but also all such other shares that Lan Chile may issue in the future, whether cash shares or paid-up shares, as well as all such preemptive rights or options of any nature, either for a preemptive subscription of shares, of bonds convertible to shares or of any other securities conferring future rights in respect of Lan Chile provided such shares or securities arise from, or bear a relationship to, the Committed Shares. The remaining shares in Lan Chile owned by the Parties are not subject to the Joint Action Agreement.

E. On December 14, 2000, companies related to the Cueto Group and to the Piñera Group signed a Shareholders Agreement (hereinafter also the “Shareholders Agreement”) regulating the transfer of shares in Lan Chile controlled thereby. As the legal successors of the companies that signed the Shareholders Agreement, the Parties wish to regulate the transfer of the Committed Shares in greater detail, amend the arbitration clause and release two shareholders from their obligations under the Shareholders Agreement, wherefore they hereby enter into this Supplement to the Shareholders Agreement.

THEREFORE, the Parties agree to the following:

ARTICLE FIRST

SHARE TRANSFERS

1.1 Right of First Refusal. Subject to the stipulations in Section 1.2 below, the transfer of Committed Shares of each of the Parties shall continue to be subject to the same restrictions established in Clause Second of the Shareholders Agreement, which sets down the obligation of the shareholder wishing to sell its shares in Lan Chile, either spontaneously or because it has received a third-party offer, to grant a right of first refusal (hereinafter the “Right of First Refusal”) to purchase such shares to the other shareholders who are parties to the Shareholders Agreement.

1.2 Supplement. The Parties agree to implement the Right of First Refusal in respect of the Committed Shares in the following terms:

(a) If a third party makes an offer to a Party to purchase its Committed Shares and such Party wishes to sell them thereto, said Party shall fulfill the Right of First Refusal without any change such that said Party shall first offer to sell its Committed Shares to the other Party in the terms established in the Shareholders Agreement; and

(b) The following rules shall apply when a Party (hereinafter also the “Offeror”) wishes to sell its Committed Shares to the other Party (hereinafter also the “Recipient”) but there is no third-party offer:

(i) If the sale offer from the Offeror to the Recipient is made in terms where the acquisition of such shares by the Recipient would not be within the purview of the permanent exception contained in number 2 of Article 199 of the Securities Market Law (actively traded shares, price paid in cash that is not substantially higher than the market price), the rules on the Right of First Refusal shall apply without any change wherefore the Offeror shall offer to sell its Committed Shares to the Recipient in the terms established in the Shareholders Agreement (within the purview of Transitory Article First of Law 19,705); and

(ii) If the sale offer by the Offeror to the Recipient is made in terms where the acquisition of such shares by the Recipient would be within the purview of the permanent exception contained in number 2 of Article 199 of the Securities Market Law (actively traded shares, price paid in cash that is not substantially higher than the market price), the rules on the Right of First Refusal contained in the Shareholders Agreement shall apply wherefore the Offeror shall offer to sell its

Committed Shares to the Recipient in the terms stipulated in the Shareholders Agreement, but in this case:

(x) the Recipient shall purchase the Committed Shares of the Offeror in exercise of the Right of First Refusal; or

(y) if it does not exercise the Right of First Refusal, the Recipient shall sell its Committed Shares to the Offeror, who shall buy them in the same terms and conditions under which the Offeror offered to sell its Committed Shares thereto.

ARTICLE SECOND

COMPLIANCE

2.1 Good Faith. The Parties promise to fulfill all provisions in this Supplement to the Shareholders Agreement not only in respect of the text but also in the spirit thereof, and undertake to act in good faith and transparently.

2.2 Scope. For all pertinent purposes, references made in the Joint Action Agreement to the Shareholders Agreement shall be deemed made to the Shareholders Agreement and to this Supplement to the Shareholders Agreement. Furthermore, this Supplement to the Shareholders Agreement is deemed a part of the Shareholders Agreement for all pertinent purposes.

ARTICLE THIRD

ARBITRATION

3.1 Arbitration Clause. Clause Fifth of the Shareholders Agreement is replaced by the following:

“FIFTH: Arbitration. Any and all controversies, difficulties or differences arising among the Parties that originate in the interpretation, application, performance, default, validity, enforcement, voidance, effects or effectiveness of this Agreement, of any of the clauses or effects thereof, the foregoing list being by way of example only, shall be submitted to the hearing and ruling of an arbitrator (árbitro arbitrador o amigable componedor). The arbitrator will be appointed by mutual consent of the Parties. If the

Parties are unable to reach an agreement on the person of the arbitrator, the Parties hereby appoint Mr. Sergio Urrejola Monckeberg as arbitrator, and if he is unable or unwilling to assume the position, Mr. Juan Carlos González, and if he is unable or unwilling to assume the position, Mr. Arturo Yrarrázaval Covarrubias, and if he is unable or unwilling to assume the position, Mr. Felipe Larraín Bascuñan, and if he is unable or unwilling to assume the position, Mr. Enrique Barros Bourie. The mere fact that one of the Parties requests acceptance of the position from the first arbitrator herein appointed shall imply the absence of an agreement thereamong in regard to such appointment. If none of those appointed is able or willing to accept the arbitration, the appointment shall be made by the ordinary courts and it shall fall upon a deputy justice of the Supreme Court who has held that position for a period of no less than three years or, on a subsidiary basis, if there is no one who meets that requirement on such date, upon a deputy justice of the Santiago Court of Appeals who has held that position for the same period of time. The decision rendered by the arbitrator cannot be appealed. The arbitrator shall be specially empowered to decide on the voidance or validity of the arbitration clause and on the scope and ambit of his own competence. The arbitrator shall also have, in particular, the attributions and powers conferred thereupon in Clause Third.”

3.2 Scope. For avoidance of doubt, pursuant to Section 2.2 above, the arbitration clause contained in Section 3.1 above shall apply equally to this Supplement to the Shareholders Agreement.

ARTICLE FOURTH

RELEASE FROM THE AGREEMENT

4.1 Release. The Parties release Inversiones Aéreas CGP S.A. and Inversiones Aéreas CGP Dos S.A. from the obligations imposed thereupon by the Shareholders Agreement.

4.2 Acceptance. Inversiones Aéreas CGP S.A., a corporation incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 96.882.290-3, represented by Ignacio Guerrero Gutierrez, national identity card number 5.546.791-9, both domiciled at Avda. Apoquindo 3000, Suite 1602, borough of Las Condes, Santiago, and Inversiones Aéreas CGP Dos S.A., a corporation incorporated and existing pursuant to the laws of the Republic of Chile, taxpayer identification number 96.902.570-1, represented by Mr. José Cox Donoso, national identity card number

6.065.864-4, both domiciled at Avda. Apoquindo 3000, Suite 1602, borough of Las Condes, Santiago, accept this release from the Shareholders Agreement and furthermore waive any right arising thereunder, granting the Parties the most complete and definitive discharge in relation to the Shareholders Agreement.

ARTICLE FIFTH

GENERAL PROVISIONS

5.1 Governing Law. This Supplement to the Shareholders Agreement is governed by Chilean law.

5.2 Domicile. For all purposes of this Supplement to the Shareholders Agreement, the Parties elect their domicile as the jurisdiction of the Santiago Court of Appeals.

5.3 Amendment. Save specific provisions otherwise in this Supplement to the Shareholders Agreement, no change, amendment, alteration, supplement or termination of this Supplement to the Shareholders Agreement or of any of the parts hereof will be valid unless it is set down in writing and signed by all Parties.

5.4 Notices. Any and all notices or other communications or deliveries that must or may be made pursuant to the provisions of this Supplement to the Shareholders Agreement shall be deemed made for all pertinent purposes upon remittance by prepaid certified mail, return receipt requested, or delivery by hand or forwarding by fax in the following way:

If to Inversiones Costa Verde CPA:

Attention: Juan José Cueto Plaza, Executive Vice-President

Address: Avda. Presidente Riesco 5711, Suite 1604, Las Condes, Santiago

Fax: 562 245 3615

If to Inversiones Santa Cecilia S.A. and/or Axxion:

Attention: Juan Luis Rivera, General Manager

Address: Avda. Apoquindo 3000, 17th floor, Las Condes, Santiago

Fax: 562 362 0877

or to such other address that any of the Parties specifies by notice sent to the other pursuant to this Section. The notices and communications shall be deemed given to any of the Parties on the date of delivery by hand, if so delivered; five days after being sent by mail, in the case of certified mail; or the next business day following the date when they are sent by fax, if sent by fax.

5.5 Waiver. No waiver of the provisions in this Joint Action Agreement will be valid unless it is in writing and signed by the Party granting it. No waiver shall be deemed a waiver continuous in effect over time or a waiver of a subsequent default or failure, whether or not similar in nature, unless so specially set down in writing.

5.6 Severability. If any section of this Supplement to the Shareholders Agreement or the application hereof to any person or any circumstance is declared void or illegal for any reason, all other sections of this Supplement to the Shareholders Agreement that might take effect without such void or illegal section as well as the application of the same sections to different persons or circumstances from those regarding which they were considered void or illegal shall continue in full force always provided the ineffectiveness of any of the sections in this Supplement to the Shareholders Agreement regarding any person or circumstance does not materially affect or change the meaning of this Supplement to the Shareholders Agreement. To the extent legally possible, the section declared void or illegal or unenforceable against any person or circumstance shall be interpreted in each case to have a legal effect.

5.7 Successors and Assigns. The provisions in this Supplement to the Shareholders Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors and assigns provided no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Supplement to the Shareholders Agreement without consent of the other Party.

5.8 Headings. The headings and titles contained in this Supplement to the Shareholders Agreement have been established for reasons of convenience and reference only and do not amend or interpret in any way the intent of the Parties nor affect the content of the stipulations in the Supplement to the Shareholders Agreement.

5.9 Counterparts. Four like counterparts of this Supplement to the Shareholders Agreement are signed of the same text, two remaining in the possession of each party.

/s/ Juan José Cueto Plaza /s/ Enrique Miguel Cueto Plaza
for Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones

/s/ Juan Luis Rivera Palma /s/ Rafael Ariztía Correa
for Inversiones Santa Cecilia S.A.

/s/ Juan Luis Rivera Palma /s/ Rafael Ariztía Correa
for Axxion S.A.

/s/ José Cox Donoso
Inversiones Aereas CGP S.A.

/s/ José Cox Donoso
Inversiones Aereas CGP Dos S.A.